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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13d-101)
                    INFORMATION TO BE INCLUDED IN STATEMENTS
                       FILED PURSUANT TO RULE 13D-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)
                                (AMENDMENT NO. )*

                                Sitel Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    82980K107
                                 (CUSIP Number)

                               Andre J. McSherry
                    c/o Desai Capital Management Incorporated
                           410 Park Avenue, Suite 830
                            New York, New York 10022
                                 (212) 838-9191
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 21, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------                                            -----------------
CUSIP NO. 82980K107                                            PAGE 2 OF 8 PAGES
-------------------                                            -----------------

--------------------------------------------------------------------------------
  1         NAME OF REPORTING PERSONS.
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
                    Private Equity Investors IV, L.P.
--------------------------------------------------------------------------------
  2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
  3         SEC USE ONLY

--------------------------------------------------------------------------------
  4         SOURCE OF FUNDS (SEE INSTRUCTIONS)
                    OO
--------------------------------------------------------------------------------
  5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
  6         CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware
--------------------------------------------------------------------------------
       NUMBER OF              7    SOLE VOTING POWER
        SHARES                          5,555,671
     BENEFICIALLY            ---------------------------------------------------
       OWNED BY               8    SHARED VOTING POWER
         EACH                            0
       REPORTING             ---------------------------------------------------
        PERSON                9    SOLE DISPOSITIVE POWER
         WITH                            5,555,671
                             ---------------------------------------------------
                             10    SHARED DISPOSITIVE POWER
                                             0
--------------------------------------------------------------------------------
  11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    5,555,671
--------------------------------------------------------------------------------
  12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
  13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    7.5%
--------------------------------------------------------------------------------
  14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                    PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------                                            -----------------
CUSIP NO. 82980K107                                            PAGE 3 OF 8 PAGES
-------------------                                            -----------------

--------------------------------------------------------------------------------
  1         NAME OF REPORTING PERSONS.
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
                    Desai Capital Management Incorporated*
--------------------------------------------------------------------------------
  2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
  3         SEC USE ONLY

--------------------------------------------------------------------------------
  4         SOURCE OF FUNDS (SEE INSTRUCTIONS)
                    OO
--------------------------------------------------------------------------------
  5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
  6         CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York
--------------------------------------------------------------------------------
       NUMBER OF              7    SOLE VOTING POWER
        SHARES                               0
     BENEFICIALLY            ---------------------------------------------------
       OWNED BY               8    SHARED VOTING POWER
         EACH                          5,555,671*
       REPORTING             ---------------------------------------------------
        PERSON                9    SOLE DISPOSITIVE POWER
         WITH                               0
                             ---------------------------------------------------
                             10    SHARED DISPOSITIVE POWER
                                       5,555,671*
--------------------------------------------------------------------------------
  11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    5,555,671*
--------------------------------------------------------------------------------
  12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
  13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    7.5%*
--------------------------------------------------------------------------------
  14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                    IA, CO
--------------------------------------------------------------------------------

* Desai Capital Management Incorporated is the investment advisor to Private Equity Investors IV, L.P. Accordingly, securities owned by Private Equity Investors IV, L.P. may be deemed beneficially owned by Desai Capital Management Incorporated. Desai Capital Management Incorporated disclaims beneficial ownership of the shares held by Private Equity Investors IV, L.P.

                                  SCHEDULE 13D

-------------------                                            -----------------
CUSIP NO. 82980K107                                            PAGE 4 OF 8 PAGES
-------------------                                            -----------------

--------------------------------------------------------------------------------
  1         NAME OF REPORTING PERSONS.
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
                    Rohit M. Desai Associates IV, LLC*
--------------------------------------------------------------------------------
  2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
  3         SEC USE ONLY

--------------------------------------------------------------------------------
  4         SOURCE OF FUNDS (SEE INSTRUCTIONS)
                    OO
--------------------------------------------------------------------------------
  5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
  6         CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware
--------------------------------------------------------------------------------
       NUMBER OF              7    SOLE VOTING POWER
        SHARES                               0
     BENEFICIALLY            ---------------------------------------------------
       OWNED BY               8    SHARED VOTING POWER
         EACH                          5,555,671*
       REPORTING             ---------------------------------------------------
        PERSON                9    SOLE DISPOSITIVE POWER
         WITH                               0
                             ---------------------------------------------------
                             10    SHARED DISPOSITIVE POWER
                                       5,555,671*
--------------------------------------------------------------------------------
  11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    5,555,671*
--------------------------------------------------------------------------------
  12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
  13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    7.5%*
--------------------------------------------------------------------------------
  14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                    OO
--------------------------------------------------------------------------------

* Rohit M. Desai Associates IV, LLC is the general partner of Private Equity Investors IV, L.P. Accordingly, securities owned by Private Equity Investors IV, L.P. may be deemed beneficially owned by Rohit M. Desai Associates IV, LLC. Rohit M. Desai Associates IV, LLC disclaims beneficial ownership of the shares held by Private Equity Investors IV, L.P.

                                  SCHEDULE 13D

-------------------                                            -----------------
CUSIP NO. 82980K107                                            PAGE 5 OF 8 PAGES
-------------------                                            -----------------

--------------------------------------------------------------------------------
  1         NAME OF REPORTING PERSONS.
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
                    Rohit M. Desai*
--------------------------------------------------------------------------------
  2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
  3         SEC USE ONLY

--------------------------------------------------------------------------------
  4         SOURCE OF FUNDS (SEE INSTRUCTIONS)
                    PF
--------------------------------------------------------------------------------
  5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
  6         CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States of America
--------------------------------------------------------------------------------
       NUMBER OF              7    SOLE VOTING POWER
        SHARES                         146,600**
     BENEFICIALLY            ---------------------------------------------------
       OWNED BY               8    SHARED VOTING POWER
         EACH                          5,555,671*
       REPORTING             ---------------------------------------------------
        PERSON                9    SOLE DISPOSITIVE POWER
         WITH                          146,600**
                             ---------------------------------------------------
                             10    SHARED DISPOSITIVE POWER
                                       5,555,671*
--------------------------------------------------------------------------------
  11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    5,702,271* **
--------------------------------------------------------------------------------
  12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
  13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    7.7%* **
--------------------------------------------------------------------------------
  14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                    IN
--------------------------------------------------------------------------------

* Rohit M. Desai is the President, Treasurer and Chairman of the Board of Desai Capital Management Incorporated and the director and sole stockholder of Desai Capital Management Incorporated. Accordingly, securities owned by Private Equity Investors IV, L.P. may be deemed beneficially owned by Rohit M. Desai. Rohit M. Desai disclaims beneficial ownership of the shares held by Private Equity Investors IV, L.P.

** The numbers in these items include 94,600 shares of Sitel Corporation Common Stock purchased by Rohit M. Desai from February 2002 through February 2005 (equaling in the aggregate, approximately 0.127% of the outstanding shares of Sitel Corporation Common Stock). The numbers in these items also include 52,000 shares of Sitel Corporation Common Stock which Rohit M. Desai may acquire under stock options which are exercisable currently or within 60 days.

ITEM 1. SECURITY AND ISSUER.

         This statement on Schedule 13D ("Schedule 13D") relates to the common stock, par value $0.001 per share, (the "Common Stock") of Sitel Corporation, a Minnesota corporation (the "Issuer") held by Private Equity Investments IV, L.P. through its holdings of Common Stock of the Issuer. The Issuer's principal executive office is located at 7277 World Communications Drive Omaha, Nebraska 68122.

ITEM 2. IDENTITY AND BACKGROUND.

         The name and state of formation of citizenship, as applicable, of each person or entity reporting pursuant to this Schedule 13D (each, a "Reporting Person") is herein incorporated by reference to Items 1 and 6 on the cover page of each respective Reporting Person. Each of the Reporting Persons is engaged in private equity investing. The principal office or business address, as applicable, of each of the Reporting Persons is c/o Desai Capital Management Incorporated, 410 Park Avenue, Suite 830, New York, New York 10022. Rohit M. Desai is the managing member of Rohit M. Desai Associates IV, LLC, which is the general partner of Private Equity Investors IV, L.P. Desai Capital Management Incorporated serves as the investment adviser to Private Equity Investors IV, L.P. Set forth in Schedule I and incorporated herein by reference are the names, business addresses and employments of each executive officer and director of Desai Capital Management Incorporated (each, a "Desai Capital Disclosed Party").

         During the last five years, no Reporting Person or, to the knowledge of Desai Capital Management Incorporated, no Desai Capital Disclosed Party, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         All of the funds for the purchase of the Issuer's Common Stock consisted of the respective Reporting Person's contributed capital or own funds

ITEM 4. PURPOSE OF TRANSACTION.

         Private Equity Investors IV, L.P. acquired the Issuer's Common Stock in the ordinary course of its business solely for investment purposes. Other than as set forth herein, the Reporting Persons have no current plan or proposal which relates to, or would result in, any of the actions enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

         On April 21, 2000, Desai M. Rohit was elected to serve as a director of the Issuer's Board of Directors by the holders of the Common Stock. Desai M. Rohit has no present plans or proposals with respect to the matters set forth in
Item 4 of Schedule 13D, other than in connection with his activities as a director of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         The response of each Reporting Person to Items 7 through 13 on each of their respective cover pages which relate to the beneficial ownership of the Common Stock of the Issuer is incorporated herein by reference. Pursuant to

Rule 13d-4 under the Securities Exchange Act of 1934, as amended, each of Private Equity Investors IV, L.P., Desai Capital Management Incorporated, Rohit
M. Desai Associates IV, LLC and Rohit M. Desai hereby declare that the filing of this Statement shall not be construed as an admission that any person is the beneficial owner of any securities covered by this Statement.

         There were no transactions involving the Issuer's Common Stock effected during the sixty days after April 21, 2000 which would have been required to be reported in this Statement.

         No person other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Issuer's Common Stock owned beneficially by any such Reporting Persons.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     EXHIBIT      DESCRIPTION
     -------      -----------
         1        Joint Filing Agreement among Private Equity Investors IV,
                  L.P., Desai Capital Management Incorporated, Rohit M. Desai
                  Associates IV, LLC and Rohit M. Desai, dated March 14, 2005.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2005


                                         PRIVATE EQUITY INVESTORS IV, L.P.

                                         By:  Rohit M. Desai Associates IV, LLC
                                                 General Partner



                                              By: /s/ Rohit M. Desai
                                                  ----------------------------
                                                  Name:  Rohit M. Desai
                                                  Title: Managing Member



                                         DESAI CAPITAL MANAGEMENT
                                         INCORPORATED

                                         By: /s/ Rohit M. Desai
                                             -------------------------------
                                              Name:  Rohit M. Desai
                                              Title: President



                                         /s/ Rohit M Desai
                                         ------------------------
                                         Name:  Rohit M. Desai

                                                                      SCHEDULE I

                        PRIVATE EQUITY INVESTORS IV, L.P.

The business address of each of the persons listed below is 410 Park Avenue, Suite 830, New York, New York 10022.

Rohit M. Desai Associates IV, LLC ("RMDA-IV") is the general partner of Private Equity Investors IV, L.P.

Desai Capital Management Incorporated ("DCMI") is the investment advisor to Private Equity Investors IV, L.P.

The names and principal occupations of the Executive Officers of DCMI are as follows:

Rohit M. Desai                        President, Treasurer and Chairman of the
                                      Board of DCMI, director and sole
                                      stockholder of DCMI, managing member of
                                      RMDA-IV

Katharine B. Desai                    Secretary and Director of DCMI

Andre J. McSherry                     Vice President


The names and principal occupations of the Directors of DCMI are as follows:

Rohit M. Desai                        President, Treasurer and Chairman of the
                                      Board of DCMI, director and sole
                                      stockholder of DCMI, managing member of
                                      RMDA-IV

Katharine B. Desai                    Secretary and Director of DCMI